Exhibit 99.1

Evogene Reports Third Quarter 2024 Financial Results

Conference call and webcast: today, November 21, 2024, 9:00 am ET

Financial Highlights:

◾	In the first nine months of 2024, total revenues reached approximately $6.9 million, compared to approximately $5.1 million in the first nine months of 2023.

◾
In Q3 2024, total revenues reached approximately $1.8 million, compared to approximately $3.8 million in Q3 2023. The revenues in Q3 2024 are mainly based on Casterra’s seed sales. The revenues in Q3 2023 included a license fee payment of $2.5 million received by Lavie Bio.

◾	For the full year 2024, Evogene anticipates continued revenue growth, compared to the previous year, mainly due to Casterra’s supply of existing seed orders.

◾
G&A expenses in Q3 2024 included expenses of approximately $1.4 million resulting from Evogene’s fundraising and an allowance for doubtful debt from one of Casterra’s seed suppliers. The remaining G&A expenses in Q3 2024 amounted to approximately $1.5 million, unchanged compared to Q3 2023.

◾
In the first nine months of 2024, operating loss was approximately $17.6 million, which included the G&A expenses of approximately $1.5 million due to Evogene’s fundraising and an allowance for doubtful debt mentioned above, and other expenses of approximately $0.5 million, compared to approximately $18.9 million in the first nine months of 2023.

◾
In the first nine months of 2024, financing expenses net, were approximately $0.38 million compared to financing income net of approximately $0.23 million in the first nine months of 2023. The financing expenses net in the first nine months of 2024, included approximately $0.88 million of expenses related to accounting treatment of warrants issued as part of Evogene’s August 2024 fundraising.

◾	Projected cash usage for 2024, without Biomica and Lavie Bio, is approximately $8-$10 million compared to $12.5 million in 2023.

◾	In August 2024, Evogene completed a fundraising totaling $5.5 million in gross proceeds, including ordinary shares and two sets of warrants.

◾
The Company has taken measures to strengthen its cash position by reducing its expenses, including a reduction of 16% in its head count, and is exploring additional business opportunities to inject funds into the Company and its subsidiaries.

Rehovot, Israel – November 21, 2024 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) (“Evogene” or the “Company”), a leading computational biology company aiming to revolutionize the development of life-science-based products, today announced its financial results for the third quarter period ended September 30, 2024.

Mr. Ofer Haviv, Evogene’s President and Chief Executive Officer, stated: “Our vision is to position Evogene as a pioneering company in the development of groundbreaking life-science products, rooted in microbes, small molecules, and genomics.

This led to the development of our three proprietary AI tech-engines: MicroBoost AI, ChemPass AI and GeneRator AI. Our AI-driven tech-engines offer a strong value proposition by efficiently identifying and optimizing the most promising candidates, enhancing the likelihood of achieving breakthrough products within competitive timelines and in a cost-effective way.

To maintain the competitive advantage of our AI tech-engines, Evogene continuously invests in enhancements and the addition of new applications and capabilities. This commitment is exemplified by our recent collaboration with Google Cloud to develop an advanced generative AI foundation model for small molecule design.

Building on the successful integration of ChemPass AI into Google Cloud, this collaboration will now focus on expanding the value of our tech-engine specifically through the creation of a cutting-edge foundation model. This model will be designed to generate and optimize innovative small molecule structures with better specific, desired properties, by expanding the training set for the model from 6 million molecules to 40 billion molecules.

The primary objective of this initiative is to enhance and expedite the discovery and development of new small molecules for drug development, sustainable crop protection, and other innovative applications across various life-science sectors.

The significant expansion of the model training set is expected to lead to the following key benefits:

- Innovative molecules, more accurately addressing the specific product requirements

- Shortening development timelines

- Enhanced cost efficiency

I want to emphasize that the foundation model, which will be integrated into ChemPass AI, will remain the exclusive property of Evogene."

Mr. Ofer Haviv continued: "To effectively harness the value embedded in our technology, we implement a targeted business strategy designed to maximize potential while minimizing risk, by establishing a diverse network of collaborative partnerships for life-science product development. We partner with experts in complementary fields, forming licensing or collaboration agreements with companies that bring domain-specific knowledge. Through these strategic alliances, we aim to co-develop innovative products. The upside for Evogene stems from revenue sharing mechanisms of the end-product, or through equity holdings in the company developing the end-product.

In the passing quarter all of our subsidiaries continued progressing in accordance with their work-plans, and we're very proud of their achievements.

With respect to activities in market segments not covered by our subsidiaries, I would like to share that, starting this past quarter, we have increased our efforts to establish partnerships with companies specializing in small-molecule drug development, leveraging the unique capabilities of ChemPass AI. To support this strategic focus, we have strengthened the business development team with a dedicated business development manager with the clear objective of generating new business opportunities for Evogene.

Additionally, we recently announced, alongside Watershed AC and Ben-Gurion University, the approval of a second-year grant to advance our joint project aimed at enhancing crustacean traits through gene-editing technology. In the second year, the collaboration will focus on scaling up CRISPR technology for the industrial production of giant freshwater prawns, with plans to extend these advancements to additional crustacean species."

Subsidiaries' Business Highlights:

Casterra Ag Ltd. – focuses on developing an integrated solution to enable large-scale commercial cultivation of castor to address the global demand for stable castor oil supply, mainly for the biodiesel industry. Casterra is utilizing Evogene’s GeneRator AI tech-engine to direct and accelerate the development of its unique elite castor seed varieties.

-	July 31 - Successfully completed castor seed growing and harvesting season in Brazil with shipments planned to be initiated starting Q3 2024.

-	October 29 - Achieving key milestone in operational expansion in Africa, with completion of first shipment of over 100 tons of castor seeds grown and processed in Kenya.

-	As a result of the extended rain season in Africa, the current harvest season in Africa is expected to be completed by Q1 2025, supporting current and future demands.

-	Casterra is expected to supply a major portion of its existing seed orders by the end of 2024.

-	Casterra and its business partners are currently discussing the supply schedule, quantity and seed varieties of the remainder of the orders and future orders in 2025.

Lavie Bio Ltd. – a leading ag-biologicals company that develops microbiome-based, computational-driven, novel bio-stimulant and bio-pesticide products, utilizing Evogene’s MicroBoost AI tech-engine.

-	July 2 - Commercial expansion of Yalos® to winter wheat. Initial sales to growers started in Q3 2024.

-
July 17 - ICL and Lavie Bio announced achieving a milestone in developing bio-stimulant solutions leveraging AI, by identifying over a dozen novel microbes within 12 months, for crops facing extreme weather conditions.

-	September 30 - Grant received from the Israel Innovation Authority to advance the development of ‘MicroFermentor’, a unique technology that can change the economics of ag-biologicals.

-	November 12 - Positive results for Yalos® as seed-treatment for soybean. Initial sales to growers expected in spring 2025.

-	November 19 - Advancement of LAV321, targeting downy mildew, to pre-commercialization, following successful 2024 field trial results.

AgPlenus Ltd. – specializes in developing novel and sustainable crop protection products, utilizing Evogene’s ChemPass AI tech-engine.

-	Collaborations: Bayer and Corteva collaborations advancing according to plan.

-	Pipeline:

◾	Septoria, novel fungicide program - 3 out of 3 predicted proteins have been verified to be essential in Septoria.

◾	Ongoing testing of ~1,000 compounds against Septoria targets; currently at least one target is showing high rates of in vitro hits.

Biomica Ltd. – a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics, utilizing Evogene’s MicroBoost AI tech-engine.

-	BMC128 continued phase I clinical study, with prolonged positive response of 5 patients.

-	Pre IND meeting with positive feedback from the FDA, and preparation for IND submission.

-	Manufacturing of clinical batch of BMC128 as part of preparation for FDA approved phase II clinical study.

-	2 new programs initiated: obesity & longevity, following extensive evaluations of over 40 possible indications. Acquisition and partial analysis of relevant data for the new programs.

Financial Highlights:

Cash Position: As of September 30, 2024, Evogene held consolidated cash, cash equivalents, and short-term bank deposits of approximately $20.0 million. This amount does not include approximately $1.4 of payments due from customers regarding deliveries made in September 2024. The consolidated cash usage during the third quarter of 2024 was approximately $5.7 million. Excluding Lavie Bio and Biomica, Evogene and its other subsidiaries used approximately $3.1 million in cash during the third quarter of 2024. Projected cash usage for 2024, excluding Lavie Bio and Biomica, is expected to be approximately $8.0 - $10.0 million, marking a notable 20% - 36% decrease from approximately $12.5 million in 2023.

Revenue: Revenues for the first nine months of 2024 were approximately $6.9 million, an increase from approximately $5.1 million in the same period the previous year. This growth was primarily driven by revenues recognized from AgPlenus’ new collaboration with Bayer and increased Casterra revenues for the supply of castor seeds during the period. Revenues for the third quarter of 2024 were approximately $1.8 million, compared to approximately $3.8 million in the same period the previous year. The decrease was mainly attributable to revenue of $2.5 million recognized in Lavie Bio in the third quarter of 2023 from the licensing agreement with Corteva, partially offset by increased revenues recognized in Casterra and AgPlenus during the third quarter of 2024.

Evogene anticipates continued revenue growth in the fourth quarter of 2024 compared to the previous year, mainly based on Casterra’s forecast for seed-order supply.

R&D Expenses: Research and development expenses, net of non-refundable grants, for the first nine months of 2024 were approximately $13.2 million, a significant decrease from approximately $15.2 million in the first nine months of 2023. The decrease in expenses is mainly due to the cessation of Canonic’s activities and a decrease in certain development expenses in Biomica as compared to the same period the previous year. Research and development expenses, net of non-refundable grants, for the third quarter of 2024 were approximately $4.4 million, and decreased as compared to approximately $5.1 million in the same period in the previous year. The decrease is mainly attributable to decreased expenses in Canonic and Biomica, as mentioned above.

Sales and Marketing Expenses: Sales and marketing expenses for the first nine months of 2024 were approximately $2.8 million, a slight increase from approximately $2.6 million in the same period in the previous year. The increase is mainly attributable to increased sales and marketing activities in Casterra during the first nine months of 2024 as compared to the same period in 2023. Sales and marketing expenses for the third quarter of 2024 were approximately $0.9 million and remained stable compared to approximately $0.9 million in the same period in the previous year.

General and Administrative Expenses: General and administrative expenses for the first nine months of 2024 increased to approximately $6.1 million from approximately $4.8 million in the same period of the previous year. General and administrative expenses for the third quarter of 2024 increased to approximately $2.9 million compared to approximately $1.5 million in the same period of the previous year. The increase during the first nine months period and the third quarter of 2024 were mainly attributable to expenses recorded in Casterra due to provision on doubtful debt of one seed supplier and transaction costs related to Evogene’s fundraising that occurred in August 2024, totaling approximately $1.4 million. Total other G&A expenses in Q3 2024 amounted to approximately $1.5 million, unchanged compared to Q3 2023.

Other Expenses: The decision to cease Canonic’s operations in the first half of 2024 resulted in other expenses of approximately $0.5 million for the nine-month period ended September 30, 2024, mainly due to impairment of fixed assets in the first quarter of 2024.

Operating Loss: The operating loss for the first nine months of 2024 was approximately $17.6 million, a decrease from approximately $18.9 million in the same period of the previous year, mainly due to increased revenues as mentioned above. The operating loss for the third quarter of 2024 was approximately $7.5 million, an increase from approximately $4.2 million in the same period of the previous year, mainly due to decreased revenues and increased general and administrative expenses as mentioned above.

Financing Income / Expenses: Financing expenses, net for the first nine months of 2024 were $378 thousand, compared to financing income, net of $234 thousand in the same period of the previous year. Financing expenses, net for the third quarter of 2024 were $757 thousand, compared to financing income, net of $320 thousand in the same period of the previous year. The increase in financial expenses, net during the first nine month period and the third quarter of 2024 as compared to the respective periods of 2023 was mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024 fund raising. Pre-funded warrants and warrants were classified as a liability on the consolidated statements of financial position, were initially recorded at fair value and subsequently remeasured at each reporting period using the Black - Scholes option pricing model. As a result, during the third quarter of 2024 the Company recorded net financial expenses, related to warrants of approximately $882 thousand.

Net Loss: The net loss for the first nine months of 2024 was approximately $18.0 million, compared to approximately $18.6 million in the same period of the previous year. The net loss for the third quarter of 2024 was approximately $8.2 million, compared to approximately $3.9 million in the same period of the previous year. The $4.3 million increase in net loss for the third quarter of 2024 as compared to the third quarter of 2023 was primarily due to decreased revenues, increased general and administrative expenses and increased financial expenses as mentioned above. This increase in net loss was impacted by an amount of approximately $1.5 million, due to transaction costs and the financial expenses related to warrants issued in that transaction.

For the financial tables click here.

***

Conference Call & Webcast Details: Thursday, November 21, 2024. 9:00 AM EST 4:00 PM IDT

To join the Zoom conference, please register in advance here

Or join via audio

Or, dial from the US: +15642172000, from Israel: +972 3 978 6688

Webinar ID:    842 8320 2980

More International numbers

Webcast & Presentation link available at:

https://evogene.com/investor-relations/

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its four subsidiaries including:

•	Biomica Ltd. (www.biomicamed.com) – developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

•	Lavie Bio (www.lavie-bio.com) – developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

•	AgPlenus Ltd. (www.agplenus.com) – developing next generation ag-chemicals for effective and sustainable crop protection powered by ChemPass AI; and

•
Casterra Ag (www.casterra.co) – developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss Evogene’s strategy and vision, Evogene’s value proposition and ability to identify and optimize candidates, enhance the likelihood of achieving breakthrough products within competitive timelines and in a cost-effective way, Evogene’s investments in and ability to develop novel products, applications and capabilities, expected benefits from the integration with Google Cloud, potential partnerships and Evogene’s ability to harness value and leverage ChemPass AI, the expected timing of and ability of Casterra to supply purchase orders, the expected timing of Lavie Bio’s sales, AgPlenus’ pipeline, Biomica’s BMC128’s future activity, and Evogene’s projected cash usage for 2024 and Evogene anticipated continued revenue growth in for 2024. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

 Evogene Investors Relations Contact:

Email: ir@evogene.com
Tel: +972-8-9311901

EVOGENE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Interim Statements of Financial Position	9

Consolidated Interim Statements of Profit or Loss	10

Consolidated Interim Statements of Cash Flows	11-12

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
	Unaudited
CURRENT ASSETS:
Cash and cash equivalents	$11,317	$20,772
Short-term bank deposits	8,636	10,291
Trade receivables	1,590	357
Other receivables and prepaid expenses	2,360	2,973
Inventories	1,456	76

	25,359	34,469
LONG-TERM ASSETS:
Long-term deposits and other receivables	39	28
Investment accounted for using the equity method	95	-
Right-of-use-assets	619	980
Property, plant and equipment, net	1,562	2,455
Intangible assets, net	12,440	13,169

	14,755	16,632

	$40,114	$51,101
CURRENT LIABILITIES:
Trade payables	$1,198	$1,785
Employees and payroll accruals	2,289	2,537
Lease liability	417	853
Liabilities in respect of government grants	782	388
Deferred revenues and other advances	742	362
Warrants and pre-funded warrants liability, net	6,382	-
Convertible SAFE	10,320	-
Other payables	1,158	1,019

	23,288	6,944
LONG-TERM LIABILITIES:
Lease liability	269	285
Liabilities in respect of government grants	4,148	4,426
Deferred revenues and other advances	171	393
Convertible SAFE	-	10,368

	4,588	15,472
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized − 15,000,000 ordinary shares; Issued and outstanding – 6,792,746 shares as of September 30, 2024 and 5,079,313 (*) shares as of December 31, 2023	301	286
Share premium and other capital reserve	269,854	269,353
Accumulated deficit	(274,498)	(257,586)

Equity attributable to equity holders of the Company	(4,343)	12,053

Non-controlling interests	16,581	16,632

Total equity	12,238	28,685

	$40,114	$51,101

(*) Shares and per shares amounts have been retroactively adjusted to reflect the reverse stock split.

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited

Revenues	$6,900	$5,062	$1,796	$3,767	$5,640
Cost of revenues	1,928	1,294	1,081	511	1,692

Gross profit	4,972	3,768	715	3,256	3,948

Operating expenses:

Research and development, net	13,247	15,232	4,430	5,063	20,777
Sales and marketing	2,775	2,578	855	850	3,611
General and administrative	6,069	4,838	2,885	1,526	6,068
Other expenses	524	-	-	-	-

Total operating expenses, net	22,615	22,648	8,170	7,439	30,456

Operating loss	(17,643)	(18,880)	(7,455)	(4,183)	(26,508)

Financing income	2,820	1,128	2,153	429	1,486
Financing expenses	(3,198)	(894)	(2,910)	(109)	(965)

Financing income (expenses), net	(378)	234	(757)	320	521

Share of loss of an associate	(26)	-	(6)	-	-

Loss before taxes on income	(18,047)	(18,646)	(8,218)	(3,863)	(25,987)
Taxes on income (tax benefit)	2	(29)	1	(5)	(33)

Loss	$(18,049)	$(18,617)	$(8,219)	$(3,858)	$(25,954)

Attributable to:
Equity holders of the Company	(16,912)	(17,278)	(7,630)	(3,984)	(23,879)
Non-controlling interests	(1,137)	(1,339)	(589)	126	(2,075)

	$(18,049)	$(18,617)	$(8,219)	$(3,858)	$(25,954)

Basic and diluted loss per share, attributable to equity holders of the Company (*)	$(3.17)	$(3.91)	$(1.31)	$(0.81)	$(5.20)

Weighted average number of shares used in computing basic and diluted loss per share (*)	5,327,078	4,423,661	5,807,128	4,913,052	4,589,386

(*) Shares and per shares amounts have been retroactively adjusted to reflect the reverse stock split

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited
Cash flows from operating activities:

Loss	$(18,049)	$(18,617)	$(8,219)	$(3,858)	$(25,954)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,182	1,223	382	416	1,641
Amortization of intangible assets	729	726	245	245	971
Share-based compensation	1,478	1,764	479	545	1,877
Remeasurement of pre-funded warrants and warrants	(1,940)	-	(1,940)	-	-
Revaluation of convertible SAFE	(48)	177	(72)	(43)	254
Net financing expenses (income)	943	(206)	1,165	(212)	(666)
Loss (gain) from sale of property, plant and equipment	524	(26)	-	-	(26)
Excess of initial fair value of pre-funded warrants over transaction proceeds	2,684	-	2,684	-	-
Amortization of deferred expenses related to issuance of warrants	137	-	137	-	-
Share of loss of an associate	26	-	6	-	-
Taxes on income (tax benefit)	2	(29)	1	(5)	(33)

	5,717	3,629	3,087	946	4,018
Changes in asset and liability items:

Increase in trade receivables	(1,233)	(997)	(1,214)	(1,167)	(9)
Decrease (increase) in other receivables	601	(420)	1,326	(504)	(1,445)
Decrease (increase) in inventories	(1,380)	453	(662)	136	490
Decrease in deferred taxes	-	-	-	-	94
Increase (decrease) in trade payables	(534)	179	228	153	742
Increase (decrease) in employees and payroll accruals	(248)	72	(44)	(100)	550
Increase (decrease) in other payables	139	(467)	353	(305)	(534)
Increase (decrease) in deferred revenues and other advances	(96)	190	(12)	263	(288)

	(2,751)	(990)	(25)	(1,524)	(400)

Cash received (paid) during the period for:

Interest received	646	433	244	150	905
Interest paid	(56)	(92)	(15)	(26)	(115)
Tax paid	-	(15)	-	(5)	(31)

Net cash used in operating activities	$(14,493)	$(15,652)	$(4,928)	$(4,317)	$(21,577)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	$(304)	$(699)	$(132)	$(216)	$(785)
Proceeds from sale of marketable securities	-	6,924	-	-	6,924
Purchase of marketable securities	-	(503)	-	-	(503)
Proceeds from sale of property, plant and aquipment	58	26	48	-	26
Investment in short term bank deposits, net	1,110	(9,700)	2,100	3,860	(10,200)

Net cash provided by (used in) investing activities	864	(3,952)	2,016	3,644	(4,538)

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	-	9,523	-	-	9,523
Proceeds from issuance of ordinary shares, pre-funded warrants and warrants, net of issuance expenses	4,854	-	4,854	-	-
Proceeds from issuance of ordinary shares, net of issuance expenses	123	8,404	37	8,068	8,449
Repayment of lease liability	(695)	(624)	(233)	(211)	(836)
Proceeds from government grants	232	1,069	232	(20)	1,089
Repayment of government grants	(298)	(73)	(156)	(38)	(73)

Net cash provided by financing activities	4,216	18,299	4,734	7,799	18,152

Exchange rate differences - cash and cash equivalent balances	(42)	(344)	11	(28)	(245)

Increase (decrease) in cash and cash equivalents	(9,455)	(1,649)	1,833	7,098	(8,208)

Cash and cash equivalents beginning of the period	20,772	28,980	9,484	20,233	28,980

Cash and cash equivalents end of the period	$11,317	$27,331	$11,317	$27,331	$20,772

Significant non-cash activities:

Acquisition of property, plant and equipment, net	$28	$35	$28	$35	$81
Increase of right-of-use asset recognized with corresponding lease liability	$279	$135	$95	$-	$194
Investment in affiliated Company with corresponding deferred revenues	$120	$-	$-	$-	$-